March 12, 2014

Via E-Mail and FedEx

Board of Directors of LCA-Vision Inc.

c/o Mr. E. Anthony Woods, Chairman of the Board

7840 Montgomery Road

Cincinnati, Ohio 45236

Gentlemen:

This letter is being provided to you on behalf of EuroEyes Holding AG (“EuroEyes”) and Dr. Joern S. Joergensen, who together with family members of Dr. Joergensen beneficially own 1,590,668 shares of common stock of LCA-Vision Inc. (the “Company”), which represents approximately 8.26% of the Company’s outstanding shares.

EuroEyes Holding AG and Dr. Joergensen hereby protest and object to the abruptly announced sale of the Company to PhotoMedex, Inc. at what they believe is a wholly inadequate price and pursuant to what appears to be a seriously flawed sale process.

Without regard to the fact that the Company’s directors appear to have agreed to sell the Company without conducting any process or market check whatsoever, the directors failed to contact a significant shareholder and credible and truly synergistic buyer known to the directors to be interested in acquiring the Company—a potential buyer with which the Company’s board was purportedly in the process of engaging in strategic business discussions.

EuroEyes questions how the Company’s directors will be able to convince a court that they have satisfied their fiduciary duties in agreeing to sell the Company when failing to include in their sale process a potential buyer who was simultaneously informing the Company’s management, in a series of mutually arranged meetings, how they believe they could make the Company worth significantly more than $5.37 per share through the expansion of the Company’s service offerings to include intraocular procedures.

EuroEyes questions the depth of the Company’s directors’ analysis regarding whether a superior transaction could be obtained when they did not include in the sale process an interested buyer that operates in the same market, with likely greater synergistic opportunities in acquiring the Company than a “developer and marketer of skin health products.”

Purporting to include EuroEyes in the Company’s brief “go shop” process is inadequate to remedy the above deficiencies, as EuroEyes does not believe this process is sufficient in length to allow a prospective buyer to review a potential acquisition and assemble a superior offer. An acquisition of the Company is also now impeded by termination fees of up to $4.2 million and other deal protection devices in the merger agreement.

Apart from what appears to be a seriously deficient sale process, EuroEyes believes the board’s agreed price of $5.37 is on its face wholly inadequate. As recently as February 28, 2012, the Company’s stock price reached $9.24 per share. This stock price was reached at the time the Company posted modest first quarter earnings. For the first quarter of 2014, EuroEyes believes the Company has led the market to expect a return to at least modest profitability, including through comments by your CEO in the Company’s February 18 earnings release. As the Company now appears to be turning profitable after multiple quarters of losses or little to no earnings, the Company’s directors appear to have determined to give short-shrift to shareholders by agreeing to a sale price that reflects a premium only to depressed market prices. The Company is just turning profitable, but the directors are depriving shareholders of the ability to benefit from the turn-around.

Consumer confidence in the United States has been increasing and economic conditions are believed to be improving, and this should benefit the market for Lasik procedures in 2014 and beyond. As your CEO, quite surprisingly, stated when discussing the transaction, “There has been improvement in consumer confidence over time, (and there’s) pent up demand. We’re prepared to drive growth and manage growth as it comes.”

In addition, the Company’s profitability should increase as it incorporates intraocular procedures into its service offerings during 2014 and beyond, as it has been telling representatives of EuroEyes—and now the investing public—that it is earnestly considering and planning to expeditiously implement. Your CEO’s positive statements in this regard in the Company’s February 18 earnings release should be noted: “We continue to increase the number of cataract and other intraocular procedures, and remain positive about the long-term prospects that this service brings to the company.” EuroEyes has presented to the Company’s management the methods by which it believes the Company can expand its service offerings in these areas and thereby improve the Company’s profitability. Instead of capitalizing on these ideas for the benefit of the Company’s shareholders, the Company’s directors have agreed to sell-out before any benefits can be realized.

At the same time that your CEO is touting improved customer demand, a successful right-sizing of the Company’s cost-structure, increased market share, a return to profitability, and a positive outlook for new service offerings, the directors have decided to deny shareholders the ability to benefit from these developments.

EuroEyes and Dr. Joergensen, as significant shareholders of the Company, demand that the Company’s directors terminate or significantly improve this transaction or, alternatively, waive or eliminate the excessive termination fees and other deal protection devices in the merger agreement, which stand in the way of the Company’s shareholders receiving the true value for their shares through a superior transaction.

Sincerely,

/s/ Derek D. Bork

Derek D. Bork

cc:	Dr. Joern S. Joergensen, EuroEyes Holding AG
Brian J. Lamb, Thompson Hine LLP